Anthony W. Basch (804) 771.5725 awbasch@kaufcan.com
Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

December 22, 2009

By EDGAR and U.S. Mail

Daniel Morris, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dehaier Medical Systems Limited
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
File No: 333-163041

Dear Mr. Morris:

On behalf of Dehaier Medical Systems Limited (“Dehaier”) and in response to the comments set forth in your letter dated December 9, 2009, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by the Dehaier. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	We note that your offering of common stock is conditional upon a minimum of 1,250,000 shares being sold by the earlier of a date mutually acceptable to you and the placement agent or May 31, 2010. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, “the total amount due to the [issuer] is received by [the issuer] by a specified date.” Please provide your legal analysis explaining how these dates are consistent with Rule 10b-9 under the Securities Exchange Act 1934 and confirm that you will comply with the Rule.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Dehaier confirms that it will comply with Rule 10b-9 under the Securities Exchange Act of 1934 (the “1934 Act”) and believes that the referenced language already does so. Rule 10b-9(a)(2) requires that a minimum-maximum offering provide for the return of investor funds if the required minimum proceeds are not raised by the stated offering deadline. That goal is precisely what the referenced language accomplishes.

First, the language provides that the offering will terminate, at the latest, on May 31, 2010. Second, the offering may be concluded earlier than May 31, 2010 in the event the minimum offering is sold and Dehaier and its placement agent elect to proceed to closing prior to May 31, 2010. In the event the offering does not close by May 31, 2010, the last sentence in this paragraph provides for the return of funds to investors within one business day, without interest or deduction.

Assuming all conditions precedent to the closing of the offering occur (in particular, the requirements that the registration statement is declared effective, the common shares are approved for listing on the NASDAQ Capital Market, the offering terms are approved by FINRA and the minimum offering is sold), the procedure for completing the offering will be as follows:

a. Dehaier, the placement agent, the transfer agent and the escrow agent will conduct a closing conference call on the date selected as the closing date for the offering.

b. At the closing conference call, the transfer agent will issue Dehaier common shares to the investors pursuant to instructions from the placement agent and Dehaier, and the escrow agent will simultaneously wire offering proceeds in accordance with instructions from Dehaier.

These matters, if they are to occur, must occur prior to the date that funds would otherwise be returned to investors. Accordingly, the referenced language meets the requirements of Rule 10b-9 that funds be paid (either to Dehaier or back to the investor) on or before a specified time. To clarify payment matters upon closing, Dehaier has revised the registration statement to provide explicitly that the company will receive net proceeds from the offering on the closing date.

Calculation of Registration of Fee

2.	Refer to footnote (3) to the fee table. Please tell us whether you are registering the issuance of the warrants and the underlying shares to the placement agent. If so, please clarify. If it is your intent to register the resale of the warrants or the underlying shares, please provide your analysis as to why the warrants and underlying shares may be registered for resale at this time. We may have additional comment after we review your response.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Dehaier has revised footnote (3) to the fee table to clarify that it is registering the issuance of both the placement agent warrants and underlying common shares but that it is not relying on Rule 415 to register the resale of the underlying shares because the warrants are not yet outstanding.

Prospectus Cover Page

3.	Please revise the cover page to clarify that any securities purchased by your affiliates will be purchased for investment purposes and not for resale.

After the filing of the initial registration statement, Dehaier and the placement agent subsequently agreed that no officer, director or other affiliate of Dehaier will be permitted to purchase common shares in the offering. Accordingly, Dehaier has not added the requested language and has instead removed the last three sentences of the first paragraph on the cover page and has made conforming changes throughout the registration statement. In addition, Dehaier has added the following sentence in place of the previous sentences: “None of our officers, directors or affiliates may purchase shares in this offering.”

Table of Contents, page i

4.	Refer to the final paragraph on page i. Please provide us with copies of all articles, surveys, and other sources of statistics cited in the prospectus, clearly marking the relevant sections that support the data you have included. In addition, tell us:

•	how you confirmed that the data reflects the most recent available information;

•	whether the data is publicly available;

•	whether you paid for or were affiliated with the compilation or preparation of the data;

•	whether the data was prepared for use in the registration statement; and

•	whether the authors of the data consented to your use of it in the registration statement.

Dehaier has, under separate cover, enclosed copies of all articles, surveys and other sources of statistics cited in the prospectus, marked as requested. As requested, Dehaier states as follows:

•

Dehaier has relied on such government statistics in China as have been made available to the public. These statistics have been drawn from Chinese government websites and represent, to Dehaier’s knowledge, the most recent statistics that the Chinese government has chosen to make available. Dehaier has not located any more recent publicly available information and has not commissioned any studies to obtain more recent information than such publicly available information.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

•	As noted above, all of the statistics are publicly available and were either prepared by government agencies in China or published to the public by the authors.

•

As noted on page i of the prospectus, Dehaier “did not sponsor, directly or indirectly, the publication of such materials.” Accordingly, Dehaier did not pay for and was not affiliated with the compilation or preparation of the data, and the data was not prepared for use in the registration statement. Dehaier has added on page i that it did not “participate in” the publication of such materials.

•	Dehaier has cited statistics and data prepared by the Chinese government or used in published academic papers and has not requested consent for such use in the registration statement.

Our Company, page 1

5.	Revise to clarify the nature of your business. We note, for instance, that the extent to which you are a manufacturer of original products versus a distributor of third-party products is not clear. Please consider this comment together with the staff’s comments to the Business section and revise, as appropriate, to more clearly describe your operations. Note, however, that the Summary section should summarize, and not merely repeat verbatim, disclosure that is contained in the Business section.

Dehaier has revised the summary description of its business in order to clarify that its business currently consists of marketing and selling home respiratory and oxygen homecare products and other medical devices in China. Some of these products are developed and assembled by Dehaier; some are developed by other companies. Dehaier is not a manufacturer and does not have any manufacturing facilities. While the initial filing did not state that Dehaier was a manufacturer, Dehaier has further clarified in this first amendment that it does not manufacture any products and that its activities with regard to its own branded products are limited to development, assembly, marketing and distribution.

Our Challenges and Risks, page 3

6.	The reference to the execution of your growth strategy is not clear. Please revise to explain the specific risk. In addition, please disclose the risk, if any, presented by the recent global slowdown.

Dehaier has revised disclosure about the risks relating to the execution of its growth strategy to disclose the three risks inherent therein:

•	our ability to build our brand recognition in our market;

•	our ability to increase our market penetration; and

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

•	our ability to export our products to new markets in the future.

In addition, Dehaier has added language regarding the recent global slowdown:

•	uncertainties in the world economy, including potential continuance and recurrence of the current global economic slowdown.

Our Corporate Structure, page 4

7.	Please expand your Overview section to more fully describe the history and operations of the various entities depicted, including De-haier Investment Holdings and BTL. In addition, please disclose in this section that the shares held by Chen Ping Ltd. are beneficially owned by your chief executive officer.

Dehaier has revised the Overview to include the requested information and has clarified in footnote 1 to the organizational chart that its chief executive officer beneficially owns the shares held by Chen Ping Ltd.

8.	In the diagram on page 4, please revise to indicate that BTL is a variable interest entity that is consolidated within Dehaier.

Dehaier has clarified in footnote 2 to the diagram that BTL is a variable interest entity that is consolidated within Dehaier.

The Offering, page 5

9.	Please revise to disclose the number of shares currently outstanding.

Dehaier has inserted the number of shares outstanding prior to the completion of the offering (3,000,000) above the number of shares to be outstanding upon completion of the offering.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Make-Good Escrow, page 6

10.	Please revise your disclosure to clarify the risk you are referring to in the first sentence of this section and identify each of the initial shareholders. Your disclosure should clearly state the reasons for entering the make-good escrow arrangement, why you believe shareholders are benefitted by the arrangement and whether they are exposed to any risks as a result of it.

Dehaier has clarified that the risk associated with the Make-Good Escrow relates to the valuation of the company on a forward-looking basis. In addition, Dehaier has named all of the shareholders who will be subject to the Make-Good Escrow. Finally, Dehaier has inserted additional disclosure relating to the reason for the Make-Good Escrow and the benefits and risks associated with it.

11.	We note the last sentence of the first paragraph and the second-to-last sentence of the second paragraph. Please revise to disclose with greater specificity (i) when the make-good shares will be released from escrow if the minimum offering amount is not met and (ii) assuming the minimum offering amount is met, when the escrow shares will be released if the earnings target is met or is not met.

Dehaier has revised the referenced sentence to clarify that Make-Good shares will be released from escrow to the founders or redeemed without consideration (as applicable), (i) one (1) business day after the termination of the offering in the event the minimum offering is not met or (ii) thirty (30) calendar days after the filing of the Form 10-K for the year ending December 31, 2010.

Risk Factors, page 8

12.	We note the third sentence of the introductory paragraph to this section. Please delete this sentence or otherwise revise it to remove the reference to non-material risks. Similarly, please revise the third paragraph on page 29 to clarify that you have disclosed all material risks in your Risk Factors section.

Dehaier has revised the referenced language to clarify that it has discussed all known materials risks.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

13.	We note that several of the risk factors in this section are repetitive. For example, and without limitation, we note that the second risk factor on page 17 appears to be substantially duplicative of the second risk factor on page 13. We also note that the second risk factor on page 21 appears to duplicate the final risk factor on page 16 and the second risk factor on page 22. Please revise to avoid unnecessary duplication.

Dehaier has removed the second risk factor from page 17 of the initial filing and has deleted the second paragraph of the second risk factor from page 21 and the final risk factor from page 16 to address the comment. The remainder of the second risk factor from page 21 addresses a different risk than that described in the second risk factor from page 22.

If we fail to obtain or maintain regulatory approval…. page 17

14.	We note your reference to “other countries” in the first sentence of this risk factor. However, in the second risk factor on page 16 you disclose that you only do business in China. Please reconcile.

As noted in response to comment 13, Dehaier has removed the second risk factor from page 17 of the initial filing. While Dehaier intends to focus in the future on growing its presence in foreign markets, it conducts substantially all of its business in China at present.

BDL is also required to allocate…. page 20

15.	Refer to the first paragraph of this risk factor. It appears that you are referring to three separate reserves. If true, please revise the heading of this risk factor accordingly and, if material, please disclose the amount of each reserve.

Pursuant to the Law of Chinese-Foreign Equity Joint Ventures, Chinese-foreign equity joint ventures are required to allocate a portion of their after-tax profits in accordance with their Articles of Association, to the general reserve, the staff welfare and bonus funds, and the enterprise expansion reserve. According to the Articles of Association of BDL, the amount of each reserve is determined by BDL’s board of directors.

For this reason, Dehaier has revised the referenced risk factor to read “BDL is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to the general reserve, the staff welfare and bonus funds, and the enterprise expansion reserve.” As of the date of this filing, the board of directors of Dehaier has not yet established this reserve, which Dehaier has noted in the risk factor.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Investors risk loss of use of funds…. page 23

16.	Please revise this risk factor heading and the accompanying narrative to more clearly describe the risk presented by the fact that officers and directors may purchase securities in order to meet the minimum purchase requirement.

As noted in response to comment 3, Dehaier and the placement agent have determined not to allow officers, directors or affiliates to participate in this offering.

If our financial condition deteriorates…. page 24

17.	Please revise the heading to remove the suggestion that you are assured of listing on an exchange.

Dehaier has clarified that it has applied to list the common shares on the NASDAQ Capital Market but that it has not received approval and that it is unable to provide any assurance that its application will be approved. Accordingly, Dehaier has clarified in the heading to the risk factor that it may fail to meet NASDAQ Capital Market initial or continued listing standards.

Use of Proceeds, page 31

18.	Revise your disclosure to clearly describe the requirement, mentioned in the third paragraph on page 20, that the proceeds from this offering be remitted to China. Please also discuss the limitation that this requirement may impose on your ability to use the offering proceeds. Make appropriate corresponding revisions throughout the registration statement.

Dehaier has revised the use of proceeds section and other locations in the registration statement to clarify that the proceeds must be remitted to China and that this process may take several months to be completed, limiting Dehaier’s ability to apply such proceeds to grow its business.

19.	We note that your only reference to potential acquisitions appears in the table and in the third paragraph of this section. Please provide appropriate disclosure elsewhere in the prospectus to discuss the potential acquisitions to which you refer or remove the reference here.

Dehaier has revised its descriptions of business strategies in the summary and body of the prospectus to incorporate discussion of the potential use of some of the offering proceeds for acquisitions. Further, Dehaier has disclosed that it does not yet have any targets for such acquisitions and that it may be unable to locate such targets or to negotiate acceptable terms with any targets it does locate. Dehaier has clarified in the risk factor entitled “We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful” that it has not yet located any such targets.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Dividend Policy, page 31

20.	Please revise your disclosure to highlight the limitations on the distribution of dividends by BDL. Please also clarify your reference to “valid commercial documents.”

Dehaier has revised the registration statement to disclose more clearly the limitation that remittance from BDL to Dehaier would require BDL to provide an application for remittance that includes, in addition to the application form, a foreign registration certificate, board resolution, capital verification report, audit report on profit and stock bonuses, and a tax certificate.

Selected Historical Condensed Consolidated Financial and Operating Data, page 36

21.	Please tell us why you have only provided selected financial data for the last two fiscal years. We refer to the requirements of Item 301 of Regulation S-K.

Dehaier is a smaller reporting company. Item 301(c) states that smaller reporting companies are not required to provide the information otherwise required by Item 301. Accordingly, while Dehaier is not required to provide any information required by Item 301, it elected to provide selected financial data for the period for which it is required to provide audited financial statements and for the interim period after the end of its most recently completed fiscal year.

PRC Enterprise Income Tax, page 40

22.	Please clarify the reference to “VAT” in the first sentence of the third paragraph of this section.

Dehaier has revised the registration statement to define the term “VAT” as “value added tax” after its first use.

23.	Refer to the final paragraph of this section. With a view towards disclosure, please clarify why the high technology certification lapsed in 2008. Was the certification unavailable to all high and new technology companies that year? Is there a risk that the certification may be unavailable in future years? Please supplementally explain.

Dehaier has revised the registration statement to clarify that all high technology certifications in China lapsed in 2008 with the implementation of the EIT Law effective January 1, 2008. The EIT Law terminated preferential treatment for certain non-Chinese companies and implemented a standard

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

rate of 25% for all companies, subject to preferential rate adjustments. The high and new technology certification was available to companies in China in 2008 only to the extent they were able to complete the application process and be re-certified. Because the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation jointly promulgated measures for recertification only on April 14, 2008 (with retrospective effect as of January 1, 2008), a number of Chinese companies were unable to be certified as high and new technology companies in 2008.

As noted in the registration statement, Dehaier has been approved as a high and new technology company. Dehaier believes that, so long as the requirements for qualifying as a high and new technology company remain the same in China, it will continue to qualify as such and will continue to apply for re-certification. Dehaier does not believe that the risk of recertification is significant so long as Dehaier continues to operate as it currently operates and so long as the Chinese tax laws and regulations remain substantially similar to their current form. While Dehaier acknowledges that the EIT Law could be significantly altered as it was in 2008 and that Dehaier’s certification could be affected as it was in 2008, Dehaier believes that it has adequately disclosed these risks in the section entitled “Risk Factors – Foreign Operational Risks.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Accounts Receivable, page 41

24.	Please clarify how you determine the specific accounts receivable terms of 60-180 for each sales transaction. In addition, your discussion indicates that the terms are from the end of the month in which the services are provided. Please indicate if these terms also apply to sales of products. Revise to clarify how you determined your policy of 3 years for considering that receivables are past due and should be written-off. Please provide us your aging of accounts receivable as of the date of your interim financial statements. In addition, tell us how you determined that the allowance for doubtful accounts was adequate at the date of the financial statements.

Dehaier has revised the discussion of Accounts Receivable to clarify that accounts receivable terms vary based on the type of client served and that such terms apply both to delivery of goods and provision of services. Further, Dehaier has clarified that its determination of a 3 year write-off period is based on management’s determination that accounts receivable historically have become significantly less collectable after such period than prior to such period. Dehaier has disclosed its aging of accounts receivable as of September 30, 2009 and has explained management’s conclusions about the adequacy of its allowance for doubtful accounts.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Results of Operations, page 43

Nine Months Ended September 30. 2009 Compared to Nine Months Ended September 30, 2008, page 43

Revenues, page 43

25.	Please revise to provide a more detailed explanation of the 44.25% increase in revenues. Please discuss the specific products that contributed to the increase in revenues each period. In addition, clarify if you are dependent on a few products for the majority of your revenues. Please also clarify your disclosure that there was increased acceptance of your products and how your market penetration effort impacted sales.

Dehaier has revised the description of revenues to address the Staff’s comment. The revised language explains that Dehaier’s mobile C arm X-ray systems, general medical products and compressors accounted for 57% of its revenues during the nine month period ended September 30, 2009. In addition, the revision clarifies that the increased acceptance of Dehaier’s products with customers means that favorable experiences with prior customers resulted in growth of customer relationships with new and existing customers.

Cost of Revenues, page 43

26.	Please revise to disclose what you mean by the statement that gross margin increased because you were able to leverage a stronger relationship with an OEM which resulted in increased economies of scale. Discuss how the relationship with the OEM changed and why this allowed you to take advantage of economies of scale.

Dehaier has revised the description of Cost of Revenues by clarifying that the OEM manufacturer in question is headquartered in a part of China other than Beijing, where Dehaier’s assembly facility is located. Because the OEM manufacturer’s labor costs are much lower than Dehaier’s costs would be for assembly of products, Dehaier was able to purchase such products less expensively from this supplier than it would cost Dehaier to assemble the products itself. By increasing the amount of business that Dehaier conducted with this supplier, Dehaier was able to reduce its cost of revenues.

Fiscal Year Ended December 31. 2008 Compared to Fiscal Year Ended December 31, 2007 General and Administrative Expenses. page 45

27.	We reference the disclosure that the 75% increase in general and administrative expenses was primarily due to increased headcount. Please revise to disclose the number and nature of the new positions added which contributed to the increase in salaries. In addition, further discuss the expected increase in general and administrative expenses as a result of business expansion upon completion of the offering.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Dehaier has revised the disclosure to indicate that the increased headcount of approximately 20 full-time employees was focused on adding new sales staff. Dehaier has further added further discussion of expected increases in general and administrative expenses as a result of business expansion.

Our Business, page 50

28.	Please provide a description of your history in accordance with Item 101(h) of Regulation S-K.

Dehaier has included a description of its history over the last three years in accordance with Item 101(h) of Regulation S-K.

29.	You disclose that you were incorporated in 2003. However, your website states that you were established in 1991. Please reconcile.

Dehaier has corrected its website to remove the reference to 1991. The Chief Executive Officer of Dehaier began to distribute medical devices in 1991 through several other companies that are not part of Dehaier. BTL was founded in China by Mr. Ping Chen on July 5, 2001. In 2003, Dehaier and BDL were formed in connection with an initial round of venture capital financing.

30.	It remains unclear from your disclosure how your business is conducted through your subsidiaries and BTL. Please revise the description of your business to describe the respective roles of Dehaier Medical Systems Limited, your subsidiaries and BTL.

Dehaier has revised the explanation of the respective roles of Dehaier, its subsidiaries and its variable interest entity, BTL. As noted in response to Comment 29, BTL was the initial company formed in China to conduct business currently conducted by Dehaier. Due to Chinese legal issues, it was not possible in 2003 for an off-shore entity like Dehaier, a British Virgin Islands company, to own a business in the medical device industry (like BDL) unless the structure was established as part of a joint venture with a PRC company. As a result, when BTL engaged in its Series A venture capital financing, the current structure was required as a function of then-applicable Chinese law. In addition, BTL, as a Chinese company, was able to apply for a permit in China to establish an overseas special purpose vehicle (Dehaier).

As a result of the Series A venture capital financing in 2003, BTL’s owner, Mr. Ping Chen, received ownership in Dehaier and became chief executive officer in return for entering into the agreements that resulted in the current ownership structure, and De-haier Investment Holdings Ltd., the venture capital firm, received ownership in Dehaier in return for its capital contribution. BTL currently leases property to BDL without cost for use in conducting BDL’s operations in China.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Dehaier has clarified in the registration statement that it conducts substantially all of its business in China through the operations of its subsidiary, BDL. As noted in Dehaier’s financial statements, DHK has not earned any profits during any years presented. Dehaier formed DHK for its future use in the event Dehaier determines that there are occasions when it is well served by having a subsidiary that is domiciled in Hong Kong.

31.	It appears, based upon your disclosure on page 1, that you are primarily engaged in the distribution of products produced by third parties, yet we see no or very limited discussion of this role in the description of your business. Please expand your disclosure to include a complete description of your role as a distributor. Include a description of your relationships with your suppliers, the nature of any agreements with your suppliers and any other material facts relating to your role as a distributor.

Dehaier has revised disclosure throughout the registration statement to provide further discussion of its role as a distributor of third-party products.

32.	It remains unclear to what extent manufacturing is material to your business. To the extent it is material, describe clearly your manufacturing activities.

Dehaier is not a manufacturer. Instead, Dehaier designs medical devices, sends specifications for such devices to third parties for components to be manufactured, receives and assembles such components into finished products and distributes the finished products. In addition, Dehaier distributes the finished products of other companies, using its established distribution network in each case.

33.	You disclose throughout the filing that you offer a wide range of products. We also note your disclosure in the third risk factor on page 13 that you generate a significant portion of your revenue from your three top selling products. Please highlight your leading products and clearly distinguish between key products you distribute which are manufactured by third parties and those manufactured by you. Revise accordingly.

As noted above, Dehaier does not manufacture any products but does design and assemble some of Dehaier-branded products. Dehaier has made the requested revisions to the registration statement to further differentiate those products that Dehaier develops from those developed by third-parties that Dehaier distributes.

34.	We note your disclosure in the first paragraph on page 57 and throughout your risk factors regarding your expansion into international markets. Revise your disclosure to clearly describe your current expansion plans and identify the markets you plan to target.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Dehaier has revised its disclosure to clarify that its expansion plans include potential expansion into Europe. This disclosure has been added to the section entitled “Our Business – Our Strategies” as a bullet point and to the risk factor entitled “We plan to expand our homecare and technical service products internationally and become a leader in selected international markets. Such expansion can be difficult and time consuming, and if unsuccessful our future profits would be materially and adversely affected.”

Assuming successful completion of this offering and obtaining relevant regulatory approvals, Dehaier currently plans to develop its business in Europe. Dehaier has received CE certificates for two of its products and is applying for CE certificates for other products. CE certificates are European conformance marks that designate a product as meeting certain safety, health or environmental requirements in European Union member countries.

35.	We note your disclosure that you have over 2,000 distributors. We also note your statements that your distribution network is one of your primary strengths. Please expand your disclosure to clearly describe the relationship between you and your distributors, including the fact that you do not own or control your distributors.

Dehaier has revised its disclosure to clarify that its independent distributor network consists of independent contractors that are not owned or controlled by Dehaier or its subsidiaries. Dehaier has expanded its disclosure to clarify that the relationship is governed through distribution agreements and has filed the form of distribution agreement as an exhibit.

Research and Development, page 54

36.	Your disclosure in this section is vague. While we note your reference to “project selection procedures”, it is unclear what types of projects you are referring to as your disclosure states merely that you select projects that can generate revenues in the short-term. Revise to provide greater specificity.

Dehaier has revised the research and development section to clarify that, while Dehaier’s research and development department may conduct research into areas that are likely to lead to short-, medium- and long-range business opportunities for the company, Dehaier focuses its development of products on those solutions Dehaier believes are most likely to generate significant near-term revenues. Thus, Dehaier would generally devote more resources to a solution expected to have an immediate financial return (for example, a ventilator) than to a project with a potentially greater overall payoff that is more distant and tenuous (for example, an artificial lung).

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Our Strategies, page 55

37.	Please revise this section to provide, to the extent practicable, a discussion of your estimated timetable for establishment of the Customer Experience Centers,

Dehaier has revised this section to discuss in greater detail the factors that it expects to influence the estimated timetable for establishing CECs. As noted in the registration statement, the timetable is dependent on a number of variables, including not least of all the completion of this offering. Dehaier expects the CECs to be established beginning in 2010 and continuing for approximately three years.

Dependence on Major Customers, page 56

38.	Please disclose the identities of the significant customers referenced in this section.

Dehaier is not aware of any requirement that it provide this information about its major customers. Indeed, paragraph 39 of ASC 280-10-50 (formerly SFAS 131) simply requires Dehaier to disclose the total amount of revenues from each customer from which Dehaier receives 10% or more of its revenues:

Information about Major Customers

39. An enterprise shall provide information about the extent of its reliance on its major customers. If revenues from transactions with a single external customer amount to 10 percent or more of an enterprise’s revenues, the enterprise shall disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. The enterprise need not disclose the identity of a major customer or the amount of revenues that each segment reports from that customer. For purposes of this Statement, a group of entities known to a reporting enterprise to be under common control shall be considered as a single customer, and the federal government, a state government, a local government (for example, a county or municipality), or a foreign government each shall be considered as a single customer.

[emphasis added]. Dehaier has provided the required disclosure and has not implemented the requested revision.

Competition, page 56

39.	Given the size of your company and the stage of your development, please tell us why you have chosen to identify the named multinational companies as your primary competitors. As appropriate, please distinguish between your current competitors and those you expect to compete against in the future.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Dehaier sells medical devices and apparatuses that compete with functionally similar devices and apparatuses. For example, Dehaier’s C280 air compressors compete with the Bird air compressors from Viasys Homecare, and Dehaier’s ventilator trolley competes with ventilator trolleys from ResMed and Viasys. Dehaier believes that whether a given competitor is a large multinational company or a smaller national company is less important in a given case than whether the product it sells is more attractive to a given potential customer based on price, reputation and quality. Thus, Dehaier currently competes with a number of international and Chinese companies that sell similar products at similar price levels in Dehaier’s market. To the extent Dehaier is able to grow its international presence, it is likely to find that it will continue to compete against products from large multinational companies and local national companies in the relevant market.

Properties, page 58

40.	We note your disclosure on page 71 regarding the terms of the leases. Please revise your disclosure to clearly describe the termination dates for each of the leases and the current status of any discussions to extend the leases.

Dehaier has revised the description of properties to disclose the termination dates for each of the leases and the current status of extensions of such leases.

Classification of Medical Devices. page 58

41.	Please identify the entity responsible for classifying medical devices.

Dehaier has revised the disclosure to identify the SFDA as the entity responsible for classifying medical devices in China.

Assembly Permit, page 59

42.	With a view to disclosure, please tell us if assembly permits are granted for classes of products or specific products.

Dehaier has revised the discussion of assembly permits to disclose that assembly permits are provided to entities and cover the specific products listed in the permits.

43.	With a view to disclosure, please tell us whether you believe there is any material risk that your permits or licenses will not be renewed.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Dehaier does not believe the risk of that its permits or licenses would not be renewed is significant, assuming the SFDA does not change its renewal procedures or standards. Because assembly permits must be renewed nine months prior to expiration, Dehaier expects that it will have sufficient time to work through any issues that may arise during the renewal process. Dehaier believes its current disclosures regarding uncertainties in China’s regulatory environment adequately disclose the level of risk associated with renewal.

Registration Requirements, page 59,

44.	Please clarify when the registrations applicable to your products will expire.

Dehaier has added tables to address the Staff’s comment.

Other National and Provincial Level Laws and Regulations in China, Page 60

45.	We note your disclosure that you are subject to evolving regulations under many other laws and regulations administered by governmental authorities at the national, provincial and city levels in China, some of which are, or may be, applicable to your business. Your disclosure should clearly describe all regulations material to your business. Please revise.

Dehaier notes that the previous subsections in the Regulation section, namely, Classification of Medical Devices, Assembly Permit, Distribution License, Registration Requirement, Continuing SFDA Regulation, China Compulsory Certification Requirements describe substantially all of the regulations material to our business.

In addition to these material regulations, however, Dehaier, like other businesses, remains subject to a variety of laws and regulations that could affect Dehaier’s business. Even though they are not “material regulations” that must be described, Dehaier believes it is important to inform potential investors that Dehaier recognizes that it is in an evolving legal environment and needs to abide by all kinds of state or local laws and regulations, and that unanticipated changes in existing regulatory requirements or adoption of stricter requirements could result in higher expenses associated with compliance and higher legal risks associated with non-compliance. Accordingly, Dehaier has revised the disclosure in this point to clarify the importance of the “Other National and Provincial Level Laws in China.”

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Income Tax, page 63

46.	We note that on page 40 you disclose that BDL is entitled to a tax rate of 15%. However on page 63 you refer to rates as high as 33%. Please explain. Alternatively, revise your disclosure here and elsewhere in your registration statement to reconcile.

Dehaier has added in a sentence to clarify that the FIE Income Tax Law (which cites the 30% enterprise income tax and 3% local income tax rates mentioned above) was replaced by the EIT Law as of January 1, 2008. Accordingly, the EIT Law applied a 25% tax rate to all foreign-invested and domestic-invested companies as of January 1, 2008, and certification as a high and new technology company further reduced that 25% rate to 15%. Finally, qualification for tax holidays and reductions then either removed or halved tax expenses for relevant years.

47.	Please tell us why you do not know if payments from BDL to Dehaier Medical Systems will be subject to withholding tax. Also we note references to a 20% withholding tax rate and a 10% withholding tax rate in the third risk factor on page 19. Please reconcile.

Dehaier is unable to predict whether payments from BDL to Dehaier will be subject to withholding tax because it is unclear whether Dehaier will be deemed to be a resident enterprise for Chinese tax purposes. If so, Dehaier will be subject to an enterprise income tax rate of 25% on all of its income, including interest income on the proceeds from this offering on a worldwide basis. However, if Dehaier is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 10% on any dividends paid by its Chinese subsidiaries to Dehaier.

Regarding the withholding tax rate, the EIT Law currently provides for a withholding tax rate of 20%; however, the implementation regulations for the EIT Law issued by the PRC State Council provide for a preferential withholding tax rate of 10%.

Management, page 64

48.	Please ensure that you have provided a professional biography for each of your officers and directors for the prior five years.

Dehaier has provided professional biographies for all of its officers and directors for the previous five years.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Future Related Party Transactions, page 72

49.	Please reconcile this disclosure with your interested director disclosure on page 68 which does not appear to require prior approval of certain interested transactions.

Dehaier does not believe the two disclosures are inconsistent but supplementally clarifies the two interaction of the two provisions. The disclosure from page 72 of the initial registration statement provided that related party transactions must be approved by the nominating committee of the Board of Directors. The disclosure from page 68 (page 69 in the first amendment) provides that directors are not prohibited from voting on an interested transaction simply because they have an interest, as long as the interest is adequately disclosed to the Board. Taken together, a related party transaction must be approved by the nominating committee of the Board of Directors; if the interested director is on the Nominating Committee, he or she may vote on a related party transaction if the interest is adequately disclosed. If the interested director is not on the Nominating Committee, he or she will not be able to vote on the related party transaction.

Notwithstanding the foregoing, Dehaier has deleted the disclosure from page 72, as smaller reporting companies are not required to provide the information required by Section 404(b) of Regulation S-K.

50.	We note references to commitments to rent property. Please revise your disclosure to clearly state whether Mr. Chen and his wife have entered into an agreement to extend the lease of the Epoch Center Property and whether BTL has entered into an agreement to extend the lease of the Product Center. Please tell us why you have not filed the lease agreements as exhibits.

Dehaier has revised the disclosure to clarify that the lease from Mr. Chen and his wife has been extended. A summary translation of this extended lease has been filed as an exhibit. The lease from BTL has not yet been extended, but the current lease provides for extension at mutually acceptable terms upon expiration in September 2010. A summary translation of this lease has also been filed as an exhibit.

51.	With a view to disclosure, tell us about the relationship between BTL and Mr. Chen. We note that on page 65 you disclose that Mr. Chen founded BTL.

As mentioned in response to Comment 29, Mr. Chen founded BTL and is its primary shareholder. Mr. Chen currently owns 86% of BTL. Dehaier has revised the registration statement to make this disclosure more prominent by disclosing such information in the corporate structure section. In addition, Dehaier has clarified in the corporate history section the reasons for the current corporate organization.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

52.	Refer to the first sentence of the third paragraph. Your disclosure elsewhere in the prospectus appears to indicate that after-tax earning per share for purposes of the make-good arrangement will be measured for the year ending December 31, 2010, not December 31, 2009. Please revise or explain.

Dehaier acknowledges the comment and has clarified that the Make-Good Escrow is to be measured against the year ending December 31, 2010, rather than 2009.

Principal Shareholders, page 73

53.	Please tell us why you have not included the shares held by each of Weibing Yang and Yong Wang in the total of all officers and directors as a group.

Dehaier acknowledges the comment and has revised the disclosure to include the shares held by Weibing Yang and Yong Wang in the total of all officers and directors as a group.

54.	Please disclose the natural person possessing voting and dispositive control over the shares owned by De-haier Ltd.

Dehaier has revised the disclosure to clarify that Ms. Yunli Lou and Mr. Liping Qiu share voting and dispositive control over the shares owned by De-haier Investment Holdings Ltd.

Description of Share Capital, page 74,

55.	Refer to the second introductory paragraph. Please note that your summary must be material complete. Please revise accordingly.

Dehaier has revised the second introductory paragraph to remove any suggestion that the summary of share capital is not materially complete.

Lock-Up Agreements, page 83

56.	The disclosure in this section appears to be inconsistent with the lock-up agreement filed as exhibit 10.3. Please reconcile. In addition, please disclose the number of shares held subject to lock-up agreements.

Dehaier has reconciled the disclosure and has added tables regarding the shares available for future sale, which disclose, among other things, the number of shares initially subject to the lock-up agreement. In the event the shareholders subject to the lock-up agreements subsequently acquire additional shares, such shares will be subject to the lock-up agreement for the remaining period of such agreement.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Taxation page 84

57.	Please note that this section should provide a “discussion”, rather than a “summary” of material tax consequences. Please revise accordingly. In addition, please note that investors are permitted to rely on this tax opinion; therefore, it is not appropriate to state that investors “should consult” their tax advisors. Please revise.

Dehaier respectfully disagrees with the Staff’s interpretation of the disclosure required in the Taxation section. In particular, disclosure under this section is made pursuant to Items 201 and 202 of Regulation S-K, which require that a foreign issuer “describe briefly” (Item 201) or include “a brief outline” of taxes to which U.S. securities holders would be subject under the laws and regulations of, for Dehaier, the British Virgin Islands. Dehaier does not believe that either Item 201 or 202 requires an in-depth discussion of tax consequences. Accordingly, Dehaier requests that the Staff reconsider the comment.

Dehaier’s current disclosure regarding taxation specifically addresses Item 201’s and 202’s requirement of reciprocal tax treaties between the British Virgin Islands and the United States (there is none), as well as the withholding provisions to which U.S. Holders would be subject under British Virgin Islands laws (none).

Dehaier has not told investors that they “should consult” their tax advisors. Instead, Dehaier has simply “urged” potential investors to consult their tax advisors regarding their particular circumstances. It would not be feasible for Dehaier, for example, to delineate the particular tax rates applicable to each potential investor in the initial public offering or to describe each potential tax consequence that could arise after purchase. For this reason, Dehaier believes it is both accepted practice and responsible for issuers to urge potential investors to consult with tax advisors who can apply their individual circumstances to a decision to purchase stock in an initial public offering.

While Dehaier acknowledges that Staff is not bound by other issuers’ registration statements, Dehaier requests that the staff consider the use of functionally similar language in two other recent initial public offerings as suggesting that such recommendations are accepted:

Hyatt Hotels Corporation:

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, THE FEDERAL ESTATE OR GIFT TAX RULES, AND ANY OTHER U.S. FEDERAL TAX LAWS.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Dollar General:

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction, in light of your particular circumstances.

58.	It is unclear if the section on page 62 is also intended to represent your tax opinion. We also note taxation discussions on page 39 and 82. Please explain and delete repetitive disclosure, as appropriate. We may have further comment to your taxation disclosure after reviewing your response.

Dehaier has revised the discussion of taxation matters in the registration statement to clarify the tax matters applicable to Dehaier, compared with those applicable to potential purchasers in the initial public offering. The disclosure on page 39 (which consolidates the discussion from page 62 of the initial filing) focuses on the tax rates applicable to Dehaier’s business and is necessary to an understanding of the company’s results of operations. The disclosure from page 82 of the initial filing (now page 84) focuses on the effect of an investment in Dehaier’s common shares from the perspective of a potential investor. In that regard, it is important briefly to describe the taxes applicable to the company under Chinese law to put into context any dividends that might be payable to the British Virgin Islands entity. At that point, the disclosure focuses on the taxability of dividends to the shareholder under British Virgin Islands and U.S. laws.

Taxation of dividends and other distributions on our common shares, page 85 Taxation of Dispositions of Common Shares, page 86

59.	Please revise the spillover paragraph at the bottom of page 85 and the third full paragraph on page 86 to specify the reduced tax rates applicable to non-corporate U.S. holders.

Dehaier has revised the language on pages 85 and 86 (page 86 only on this first amendment) to state that the current capital gains rates in the U.S. are 0% (for individuals in the 10% and 15% tax brackets) and 15% for all others. Dehaier has further noted in this disclosure that the rates are based on the assumption that the current capital gains rates will be renewed prior to their expiration at the end of 2010.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Placement. page 89

60.	The meaning of your reference to “the date of closing” at the end of the second paragraph is unclear. Please revise to clarify.

Dehaier has revised the referenced language to clarify that the Placement Agent will promptly deliver any payments received to the escrow agent. In the event the offering closes, net proceeds will be paid to Dehaier on the closing date for the offering. In the event the offering is terminated without closing, investor funds will be returned by the next business day.

61.	Refer to the second-to-last paragraph of this section. Revise to describe the circumstances under which and procedures by which the offering may be withdrawn, cancelled or modified.

Dehaier has revised the referenced paragraph to clarify that the offering may be withdrawn, cancelled or modified in the event (i) the representations or warranties of Dehaier are incorrect or misleading or Dehaier fails to fulfill its agreements with the Placement Agent; (ii) a material adverse change occurs affecting Dehaier’s business, management, property, assets, results of operations, condition or prospects; (iii) trading is suspended on any national securities exchange; (iv) war is declared; (v) a banking moratorium is declared in Virginia, New York or the U.S.; or (vi) any laws, regulations, court or administrative order or other governmental or agency act causes the Placement Agent to believe that Dehaier’s business or the U.S. securities markets will be materially adversely affected.

62.	Please disclose who has signature power over the account and who determines whether the minimum offering requirements are satisfied.

Dehaier has clarified that the escrow agent will have signature control over the account for the benefit of the investors in the offering. As stated in the form of escrow agreement filed as Exhibit 10.14, the escrow agent will act based on joint instructions from Dehaier and the placement agent. In the event of a dispute between Dehaier and the placement agent, including about whether the minimum offering has been sold and whether and how funds are to be disbursed, the escrow agent is entitled to petition a court of competent jurisdiction to resolve any such dispute.

63.	Please revise your use of proceeds section and other expenses of issuance section to include any costs associated with the escrow account.

The fees associated with the escrow account are expected to constitute less than 0.2% of the expected offering proceeds and have been included in the estimated expenses of the offering on page 93 under the heading “Miscellaneous” in the “Expenses Related to this Offering” section of the prospectus.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

64.	We note that funds will be returned without interest or deduction. Please revise this section to state, if true, that the funds will be placed in a non-interest bearing account or disclose who the interest will be paid to.

Dehaier has revised the section to confirm that funds will be placed in a non-interest bearing account.

Placement Agent’s Warrants, page 91

65.	We note that section 4(a) of the form of warrant agreement appears to restrict the exercise of warrants to 180 days after the IPO. We also note that you do not appear to have described material terms relating to the warrants such as registration rights and restrictions on transfer. Also, disclose if true that the issuance of the warrants is conditional upon closing of the offering. Please revise.

Dehaier has revised the referenced section to confirm that the placement agent warrants may not be exercised until 180 days after the date of effectiveness or commencement of sales of this public offering and to describe the material terms of the placement agent warrants.

Market and Pricing Considerations, page 92

66.	You state here that in determining the offering price you used a multiple of 6 times your trailing after tax net income for the most recent four calendar quarters prior to the effectiveness of the registration statement. However, your disclosure on page 71 appears to indicate that you used a multiple of approximately 6.6 times your projected 2010 audited net after-tax income. We also note that on the cover page you expect the offering price will be between $7.00 and $9.00 per common share. Please reconcile. As appropriate, please show your calculations in your response.

Dehaier has revised the pricing section to clarify that Dehaier and the placement agent agreed to value the company at a multiple of approximately 6.6 times Dehaier’s projected after-tax net income for 2010. This multiple would equate to an assumed offering price of approximately $8.00 per common share. Final pricing considerations based on demand and market conditions may result in the actual per-share price and, as a result, the final multiple, being different than the assumed offering price.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

67.	Please provide the disclosure required by Item 505(b) of Regulation S-K regarding the exercise price of the warrants.

Dehaier has revised the registration statement to provide that the exercise price of the warrants has been negotiated between the placement agent and Dehaier. The exercise price (as well as the amount of time the placement agent must wait before exercising such warrants) is influenced by the valuation attributed to such placement agent warrants by FINRA in computing aggregate placement consideration.

Price Stabilization, page 93

68.	We note the reference to shares that the placement agent is obligated to purchase in the second sentence. However, it does not appear that the placement agent is required to purchase any shares under the terms of the placement agent agreement. Please revise/advise.

Dehaier confirms that, as this is a best efforts offering, the placement agent is not obligated to buy any common shares. Further, the placement agent has confirmed that it will not take any actions that would create a naked short position in Dehaier’s common shares. Accordingly, Dehaier has deleted the disclosure.

Where You Can Find More Information, page 93

69.	Please revise the second paragraph of this section to clarify that you do not presently file periodic reports.

Dehaier has clarified that the registration statement and any periodic reports it may in the future be required to file will be available for inspection without charge at the Public Reference Room maintained by the SEC.

Financial Statements

Consolidated Financial Statements

70.	Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Dehaier acknowledges the comment and will comply with Rule 8-08 of Regulation S-X.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Consolidated Statements of Operations, page F-4

71.	Please tell us the nature of the line items “service income” and “service expense.” Tell us how the line items meet the requirements to be recorded as non-operating items.

Service income and expense represent activities related to repairs and transportation services provide for the customers of BDL if requested. These line items are not considered as part of Dehaier’s primary operations and customers do not necessarily require Dehaier to provide such services.

Note 2. Summary of Significant Accounting Policies Basis of Presentation, page F-7

72.	Please tell us where you have provided an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to instruction 2 to Rule 8-03 of Regulation S-X.

Dehaier has revised Note 2 of the consolidated financial statements to include the disclosure required by Rule 8-03 of Regulation S-X.

Basis of Consolidation, page F-7

73.	Please provide us your analysis of how you determined that you are the primary beneficiary of BTL under FASB ASC 810-10-25. Discuss the nature of the arrangements between BTL and Dehaier. Please indicate how you considered the common ownership control among these entities. In addition, clarify how and when you initially recorded BTL as a variable interest entity within the consolidated financial statements. Refer to FASB ASC 810-10-30.

Mr. Chen, the CEO of Dehaier and BDL, owns 100% of an entity that owns 36.82% of Dehaier. Dehaier, which owns 96.37% of BDL, is also a major shareholder of BTL. Therefore, Mr. Chen has control of both BDL and BTL. BTL owns a building which is pledged as collateral for BDL’s bank loans. In exchange, BDL loans money to BTL to finance its operations. BTL’s primary activity is to provide repairs and transportation services to BDL’s customers. Dehaier has included BTL in its consolidated financial statements since December 31, 2006 and presents the non-controlling interest of BTL as a separate component in Dehaier’s equity section on the consolidated balance sheet. BTL’s share of income (loss) is subtracted from consolidated income (loss) to arrive at Dehaier’s net income (loss) for the consolidated statements of operations.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

74.	Please tell us where you have provided the disclosures required by FASB ASC 810-10-50-12 through 14 regarding the variable interest entity.

Dehaier has revised Note 2, “Basis of Consolidation,” on page F-7 to include the disclosures required by ASC 810-10-50-12 through 14. The quantitative information about the reporting entity’s involvement with BTL, Dehaier’s variable interest entity, is included in Notes 5 and 8 of the consolidated financial statements on pages F-16 and F-17, respectively.

Revenue Recognition, page F-9

75.	We see that the majority of your products arc sold to distributors. Please revise to provide a more detailed discussion of your specific revenue recognition policies. For example, disclose when risks and rewards are typically passed to the customer. In addition, we note the discussion on page F-9 that you do not provide customers with unconditional right of return. Please clarify the specific right of return that you allow on your sales.

For the products that do not require installation, revenues are recognized when the products are delivered. For products that require installation, revenues are recognized when the installation is completed. Because the products are ordered to the customers’ specification, there is no right of return. Dehaier’s revenue recognition policy note on page F-9 has been revised accordingly.

76.	In addition, tell us what you mean by the statement, “for products which include software, and if the software is incidental to the product as a whole, the Company does not provide any significant post-sale customer support services and does not provide customers with upgrades.” Tell us the nature of software included in your products and how you determine whether it is incidental to the product as a whole. Please also clarify whether there are any significant post-sale customer support services and if you provide the customer with upgrades.

For products which include software, the software is an off-the-shelf package and an integral part of the products being delivered. The Company does not provide any significant post-sale customer support services and does not provide customers with upgrades. The software is not essential to the functionality to the products being delivered. For the products that do not require installation, revenues are recognized when the products are delivered. For products that require installation, revenues are recognized when the installation is completed. Dehaier’s revenue recognition policy note on page F-10 has been revised accordingly. Dehaier has made corresponding changes in the prospectus.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Note 13. Shareholders’ Equity, page F-20

77.	Please revise to disclose your accounting for the “make-good shares subject to redemption”, similar to the disclosures on page 72. In addition, clarify how these shares are considered in your earnings per share calculations.

We revised Note 13, “Shareholders’ Equity,” on page F-20 to disclose the accounting for the “make-good shares subject to redemption,” similar to the disclosures on page 72, and to clarify how these shares are considered in our earnings per share calculations.

Note 14. Income Taxes, Page F-22

78.	Please tell us where you have provided the disclosures required by FASB ASC 740-10-50 about income taxes or tell us why they are not applicable.

The disclosures requires by FASB ASC 740-10-50 are included in Note 2, “Summary of Significant Accounting Policies,” under the caption, “Income Taxes” on page F-12.

Note 16. Concentrations, Page F-23

79.	Please tell us where you have provided the disclosures required by FASB ASC 280-10-50-40 through 41 related to information about products and services and geographic areas or tell us why they are not applicable.

We expanded Note 16, “Concentrations,” on page F-23, to provide the disclosures required by FASB ASC 280-10-50-40 through 41 related to information about products and services and information about geographic areas.

80.	We reference the discussion of your numerous products on pages 53 and 54. Please provide your analysis of how you determined that you have one reportable segment. Refer to FASB ASC 280-10-50.

We determined that Dehaier has one reportable segment because discrete financial information by product is not available per FASB ASC 280-10-50.

Exhibits

81.	We note that the Memorandum of Association and Articles of Association are unsigned and undated. We also note that you have filed only forms of several of your other agreements. Please file final executed versions of your organizational documents and other agreements.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

Dehaier acknowledges the comment and has filed conformed executed versions of organizational documents with this filing. As Dehaier is conducting a best-efforts offering, executed versions of certain documents, including the placement agreement, will not be available until closing.

82.	We note that several of your material agreements, including, for example, the escrow agreement, form of subscription agreements, and the agreements related to the make-good arrangement, have not been filed. Please file all material agreements as soon as practicable. Note that we may require additional time to review these exhibits and may have further comment on these agreements and arrangements.

Dehaier acknowledges the comment and has filed material agreements with this first amendment.

83.	Please tell us why you have not filed the line of credit agreement disclosed in Note 8 to the financial statements as an exhibit. Please tell us if this is the same agreement as the agreement with ICBC Beijing.

Dehaier has filed the referenced agreement and confirms that the agreement mentioned in Note 8 is the same agreement with ICBC Beijing.

84.	Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

The requested consent has been filed with this amendment.

Item 15. Recent Sales of Unregistered Securities, page II-1

85.	Please revise the first sentence of this section for clarity. In addition, with a view to disclosure, please identify all persons who received shares in the stock split which occurred on October 31, 2009.

Dehaier has revised the referenced language and has identified all shareholders who received shares in the stock split on October 31, 2009.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

86.	With a view to disclosure, please describe the transactions involving the conversion of the Series A and B preferred stock to common stock. We note your disclosure on page 32 that these transactions have been completed.

Dehaier has revised Item 15 to clarify that the Series A and Series B preferred stock were converted into an equal number of common shares prior to the subdivision of shares.

87.	Please clarify what exemption you are relying upon when you refer to transactions not falling within Section 5 by virtue of being issuances by non U.S. companies.

Dehaier does not rely on any “exemption” under Section 4 of the Securities Act of 1933 (the “1933 Act”) with regard to the sales not falling within Section 5 of the 1933 Act. Section 4 exemptions apply only to transactions that would otherwise fall under Section 5. If a transaction does not fit within Section 5 at all, no Section 4 exemption is necessary. Section 5, by its terms, applies only to transactions that “make use of any means or instruments of transportation or communication in interstate commerce or of the mails”. Thus, the issuances by a British Virgin Islands company to non-U.S. citizens without using any instrument of U.S. interstate commerce or mail do not fall within Section 5 of the 1933 Act. At the time of the issuances in question, the issuances were from a British Virgin Islands company to individual investors physically residing in China and entity investors domiciled in the British Virgin Islands and consisting of Chinese residents.

Undertakings, page II-3

88.	We note that you have changed the wording in the undertaking required by Item 512(a)(4) to refer to Form 10-K. Please tell us the legal basis for such change.

The legal basis for the change of wording is that the change in treatment of foreign private issuers that elect to qualify as smaller reporting companies by filing on Form S-1 and electing to file quarterly and annual reports on Forms 10-Q and 10-K, respectively, has not yet been carried through to Item 512(a)(4). As a result, Dehaier has replaced the reference to “Item 8.A of Form 20-F” with “10-K” because Dehaier is required to file a Form 10-K, rather than a Form 20-F. While Dehaier is unaware of published guidance from the Commission on this point, Dehaier did not believe that it would be appropriate to undertake to file financial statements required by a form that did not apply to its reporting obligations as a smaller reporting company.

In particular, Item 8.A(2) would purport to require comparative audited financial statements that cover the latest three financial years. By contrast, the primary benefits enjoyed by a foreign private issuer that elects to file on domestic company forms as a smaller reporting company are (i) the availability of scaled disclosure and (ii) the ability to use two years’ audited financials. Dehaier believes that undertaking to file financial statements required by Form 20-F would be inconsistent with the clear intention to make smaller reporting company status available to qualifying foreign private issuers.

Daniel Morris, Esq.

Securities and Exchange Commission

December 22, 2009

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch

cc:	Mr. Ping Chen
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.

Enclosures:

Three (3) redlined copies of First Pre-Effective Amendment to Registration Statement on Form S-1

Materials responsive to Comment 4 (not filed electronically)